SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Potbelly Corporation
(Name of Issuer)

Common Stock $0.01 par value
(Title of Class of Securities)

73754Y100
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Privet Fund LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,269,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,269,612
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,612
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14		TYPE OF REPORTING PERSON (see Instructions) PN

1	NAMES OF REPORTING PERSONS Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,294,112
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,294,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (see Instructions) OO

1	NAMES OF REPORTING PERSONS Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,294,112
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,294,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (see Instructions) IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 4. Purpose of the Transaction

Item 4 is hereby amended to add the following:
The Reporting Persons believe that the Issuer is undervalued and can meaningfully improve its operating results and subsequent valuation through actions directly under the control of management and the Board of Directors.  The Reporting Persons are disturbed by the lack of accountability at the Board level for the Issuer's deteriorating financial results that have caused a meaningful decline in shareholder value.  In recent conversations with multiple representatives of the Issuer, the Reporting Persons expressed their discomfort with the incumbent Board members taking action to hire a permanent CEO without first seeking shareholder support through a reconstituted Board. Further, the Reporting Persons believe it was imprudent to recruit a new CEO amidst the current backdrop of an advisor-led strategic review and the public discord between the Company and certain of its large shareholders (including the Reporting Persons), which may have limited the pool of potential CEO candidates from which the Board could have selected.

The Reporting Persons feel that the Board and its advisors have had sufficient time to work to build consensus among the Issuer's stakeholders prior to appointing an executive to implement a new strategy.  It is the Reporting Persons' view that, in order to best position the new leadership team to succeed, the Board would be well advised to enable shareholder representatives to provide direct and ongoing input alongside the CEO to craft a strategy for the business that can create meaningful and sustainable value for all shareholders.

The Reporting Persons will continue to seek a constructive dialogue with the Board concerning all aspects of the Issuer's business, including the composition of the Board.  However, should the Board resist working collaboratively and continue to act counter to what we believe are the best interests of shareholders, the Reporting Persons may pursue all available options for protecting the value of their investment, including potentially nominating directors for election at the 2018 Annual Meeting.

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: December 14, 2017

PRIVET FUND LP
By: Privet Fund Management LLC, Its Managing Partner
By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Sole Manager

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Sole Manager

/s/ Ryan Levenson
Ryan Levenson